UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-37381

XYLO TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

10 HaNechoshet Street Tel-Aviv, 6971072, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

Xylo Technologies Ltd. (the “Company”), hereby announces that on May 29, 2025, following shareholder approval at special general meetings (the “Meetings”) of the Company held on May 27, 2025, L.I.A Pure Capital Ltd. (the “Applicant”) filed a request (the “Application”) to the district court of Tel Aviv (Economic Division) (the “Court”), requesting that the Court approve the arrangement between the Company and its shareholders (the “Arrangement”), pursuant to Section 350 of the Israeli Companies Law and the regulations promulgated thereunder (the “Companies Law”).

Pursuant to the Companies Law and the Court’s decision on May 30, 2025, any person wishing to object to the Application must submit their objection to the Court no later than June 15, 2025.

Although the Arrangement has been approved at the Meetings, it remains subject to approval by the Court. The Company cannot guarantee whether the Court will approve the Arrangement. Consummation of the Arrangement is expected to occur only after the Court’s approval has been obtained. Upon consummation of the Arrangement, the Company will become a wholly-owned subsidiary of the Applicant, as the Applicant will purchase all of the issued and outstanding share capital of the Company that it does not already own. As a result, the Company’s ADSs will be delisted from the Nasdaq Stock Exchange, and its obligations as a public company will be terminated.

Court approval of the Arrangement will not result in the immediate closing of the transaction. The Company will update shareholders on the anticipated timeline and closing procedures as additional information becomes available.

Forward Looking Statement

This Report of Foreign Private Issuer contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this Report of Foreign Private Issuer on Form 6-K.

The forward-looking statements contained or implied in this Report of Foreign Private Issuer on Form 6-K are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-271984) and Form S-8 (File No. 333-274190, File No. 333-258624, File No. 333-206803, No. 333-221019 and No. 333-229429).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYLO TECHNOLOGIES LTD.

Date: June 4, 2025	By:	/s/ Tali Dinar
Tali Dinar
Chief Financial Officer

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